# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: N2OFF, Inc., CIK 0001789192
CUSIP: 80512Q302
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: HaPardes 134 (Meshek Sander), Neve Yarak, Israel (L3), 4994500
Date of event which requires filing of this statement: 05/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-008093
Filed by CIK 0001310283

## Reporting persons
- Amir Uziel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 14,286; shared voting power 0; sole dispositive power 14,286; shared dispositive power 0; aggregate amount beneficially owned 1,376,786 (5.35% of the class)
  Comment: (1) Amir Uziel is the officer, sole director, chairman of the board of directors and control shareholder of Uziel Economic Consultant.
  
  (2) Mr. Uziel is the beneficial owner of 1,376,786 shares of Common Stock consisting of (a) 14,286 shares of Common Stock are held directly by Mr. Uziel, (b) 1,050,000 shares of Common Stock held by Uziel Economic Consultant, and (c) 312,500 shares of Common Stock issuable upon exercise of the Warrants held by Uziel Economic Consultant, which are exercisable within 60 days of the date hereof, which exercise is subject to the 9.99% Blocker.
  
  (3) Based on 25,745,737 shares of Common Stock issued and outstanding, according to information provided by the Issuer.
- Amir Uziel Economic Consultant Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 1,050,000; shared voting power 0; sole dispositive power 1,050,000; shared dispositive power 0; aggregate amount beneficially owned 1,376,786 (5.35% of the class)
  Comment: (1) Amir Uziel is the officer, sole director, chairman of the board of directors and control shareholder of Uziel Economic Consultant.
  
  (2) Mr. Uziel is the beneficial owner of 1,376,786 shares of Common Stock consisting of (a) 14,286 shares of Common Stock are held directly by Mr. Uziel, (b) 1,050,000 shares of Common Stock held by Uziel Economic Consultant, and (c) 312,500 shares of Common Stock issuable upon exercise of the Warrants held by Uziel Economic Consultant, which are exercisable within 60 days of the date hereof, which exercise is subject to the 9.99% Blocker.
  
  (3) Based on 25,745,737 shares of Common Stock issued and outstanding, according to information provided by the Issuer.

## Item 1. Issuer
Name of issuer: N2OFF, Inc.
Address of issuer's principal executive offices: HaPardes 134 (Meshek Sander), Neve Yarak, Israel, 4994500

## Item 2. Person Filing
Name of person filing: Amir Uziel
Address of principal business office or, if none, residence: 20 Raoul Wallenberg Suite 1001 Tel Aviv Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Amir Uziel: Amir Uziel, Amir Uziel (05/15/2025)
- Amir Uziel Economic Consultant Ltd.: Amir Uziel Economic Consultant Ltd., Amir Uziel, CEO (05/15/2025)